

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2024

Phillip P. Chan
Chief Executive Officer
CytoSorbents Corporation
305 College Road East
Princeton, New Jersey 08540

> **Re: CytoSorbents Corporation**
> **Registration Statement on Form S-3**
> **Filed July 16, 2024**
> **File No. 333-281062**

Dear Phillip P. Chan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: David C. Schwartz